MOBRIDGE EXPLORATIONS, INC.
13 Bastedo Crescent, Box 1526
Marathon, ON, P0T 2E0

March 1, 2006

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20002

Attention: Goldie B. Walker

Dear Sirs:

Re: Registration Statement on Form SB-2 - File No. 333-130673

Further to your letter dated January 13, 2006 concerning the deficiencies in our registration statement on Form SB-2, we provide the following responses:

1.	Please file as an exhibit to the registration statement the legality opinion required by Form SB-2 and Item 601 of Regulations S-B.

We have filed a legality opinion as an exhibit to our amended registration statement.

2.	Please revise your signatures section to identify the person who is your principal financial officer, as required by Form SB-2

We have disclosed that Gurminder Manhas is our principal financial officer.

Yours truly,

/s/ Gurminder Manhas

Mobridge Explorations, Inc.
Gurminder Manhas, President